October 10, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attention: Kyle Wiley

Re:	iCoreConnect, Inc. Registration Statement on Form S-1 Filed September 20, 2023 File No. 333-274607

Ladies and Gentlemen:

This letter is being submitted on behalf of iCoreConnect, Inc. (the “Company”) in response to the comment letter, dated October 4, 2023, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-1 filed on September 20, 2023 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

Registration Statement on Form S- 1

Cover Page

1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

RESPONSE: The cover page of the prospectus in the Amended Registration Statement has been revised to include disclose the price that the selling securityholders paid for such securities.

2. We note the warrants are out of the money. Please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

RESPONSE: The Amended Registration Statement has been amended to address the Staff’s comment.

3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

RESPONSE: The Amended Registration Statement has been amended to address the Staff’s comment.

United States Securities and Exchange Commission

October 10, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

4. We note that the projected revenues for 2023 were $18.072 million, as set forth in the unaudited projected financial information management prepared and provided to the Board, the company’s financial advisor and FGMC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Six Months Ended June 30, 2023, was approximately $3,696,519 million. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

RESPONSE: The Amended Registration Statement has been amended to address the Staff’s comment.

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

RESPONSE: The Amended Registration Statement has been amended to address the Staff’s comment.

6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that FG Merger Investors LLC, a beneficial owner of over 80% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

RESPONSE: The Amended Offering Statement has been revised to address the Staff’s comment. The Company respectfully advises the staff that FG Merger Investors LLC does not own 80% of the company's outstanding shares. FG Merger Investors LLC holds 1,676,874 shares of Series A preferred stock and warrants to purchase an aggregate of 4,861,625 shares of company preferred stock. The number of shares of common stock set forth in the selling security holders table reflects the beneficially owned shares of Company common stock underlying the Series A preferred stock and the warrants held by FG Merger Investors, LLC.

General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose, if true, that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

RESPONSE: The Amended Registration Statement has been amended to address the Staff’s comment. The Company respectfully advises the staff that with respect to the disclosure requested in the last sentence of the above comment, the Company has provided such disclosure solely with respect to the shares of common stock, or common stock equivalents, being offered for resale in the prospectus by selling securityholders that purchased such shares at a discount to the current trading price of the common stock, and has not discussed the potential profit from the warrants since they are currently out of the money.

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United States Securities and Exchange Commission

October 10, 2023

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely, ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc: Archit Shah, CFO, iCoreConnect, Inc.